Exhibit 2

Pointer Telocation Ltd.
14 Hamelacha Street
Afek Industrial Park
Rosh Haayin 48091, Israel

June 29, 2012

To holders of ordinary shares of Pointer Telocation Ltd.:

Enclosed are the prospectus supplement and other materials relating to a Rights Offering by Pointer Telocation Ltd.  Please carefully review the prospectus supplement, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase additional ordinary shares only during a limited period.  You will find answers to some frequently asked questions about the Rights Offering beginning on page 4 of the prospectus supplement.  You should also refer to the detailed Instructions as to Use of Subscription Rights Certificates, which is attached to this letter.  All exercises of subscription rights are irrevocable.

The following is a summary of the terms of the Rights Offering:

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You will receive one non-transferable subscription right for every 7.626 ordinary shares you hold of record at the close of business on June 29, 2012.  We will not issue fractional subscription rights or cash in lieu of fractional subscription rights.  Fractional subscription rights will be rounded down to the nearest whole number.

•	You may purchase one ordinary share, par value NIS 3.00 of Pointer Telocation Ltd. for each whole subscription right you receive at a subscription price of $2.90 per share.

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If you exercise in full the subscription rights issued to you, you may subscribe for additional ordinary shares through the over-subscription right, as more fully described in the prospectus supplement.

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The Rights Offering will expire at 5:00 p.m., Eastern Time (midnight, Israel time), on July 26, 2012.  If you do not exercise your subscription rights before that time, they will expire and will have no monetary value.

•	You cannot revoke the exercise of either your basic or over-subscription rights.

•	If your ordinary shares are held in the name of a bank, dealer or other nominee, you must contact your bank, dealer or other nominee if you wish to participate in the Rights Offering.

If you have any questions concerning the Rights Offering, please feel free to contact Zvi Fried, Chief Financial Officer of Pointer Telocation Ltd., at 972-3-572-3111 during normal business hours in Israel.

Very truly yours, POINTER TELOCATION LTD.